Kaiton Williams Work History

Kaiton is a Silicon Valley engineer turned Human-Computer Interaction researcher. He joined Impact America Fund in 2018 with a particular interest in the challenges of connecting community-oriented research and design with scalable technology production and investment, where he still works today. Previously, Kaiton held senior engineering and architecture roles at Microsoft for over a decade, where he helped build and manage early web applications for billions of users. He then went on to earn his Ph.D. in Information Science from Cornell University, where his ethnographic research focused on the experiences of tech entrepreneurs building products for and from communities outside of Silicon Valley’s "normal." Kaiton also received his B.Sc. in Electrical and Computer Engineering from Morgan State University.